[Hodgson Russ LLP Letterhead]

Janet N. Gabel

Partner

Direct Dial: 716.848.1350

Direct Facsimile: 716.849.0349

jgabel@hodgsonruss.com

April 14, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Attn:

H. Roger Schwall

Assistant Director

Re:

Puda Coal, Inc.

Registration Statement on Form SB-2

Filed December 16, 2005

File No. 333-130380

Dear Mr. Schwall:

Puda Coal, Inc. (the “Registrant”) is this day filing Amendment No. 2 to the above referenced Registration Statement on Form SB-2 (the “Registration Statement”).  By this letter, we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement as originally filed.

We will provide hard copies of the conformed copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement and the exhibits thereto, as filed with the Commission with a filing date of April 14, 2006.  Such copy of Amendment No. 2 has been marked to show the revisions made to the Registration Statement as originally filed.

This letter is in response to the letter of comment from the Commission to the Registrant, dated March 27, 2006, the paragraphs of which are numbered consecutively.  The responses to such letter set forth below have been numbered to correspond thereto.  Unless otherwise indicated, page references are to the red-lined pages of Amendment No. 2.  We understand that additional information must still be provided to you.

For your convenience, we have repeated each comment immediately prior to our response below.

Summary, page 1

1.

Please update your consent from your independent auditor.

The consent of our auditor has been updated.

2.

Please update your financial statements.  Refer to Rule 3-12 of Regulation S-X.

The Financial Statements included in the registration statement have been updated and cover the fiscal year ended December 31, 2005

3.

We note that you manage and control the operations of Shanxi Coal and receive the economic benefits derived from its operations. Please describe those benefits.

The benefits have been explained.  See page 1 and page 48.

4.

We note an inconsistency on pages 1 and 4 regarding the percentage of ownership held by Zhao Yao.  Please revise.

The inconsistency has been corrected.  The incorrect percentage was inadvertently provided on page 1.

5.

Describe the transactions that resulted in BVI acquiring all of Putai's registered capital.

Putai was formed for purposes of doing the reverse merger and establishing the registrant’s current structure.  The requested description has been included.  See page 51.

6.

Please identify the names of the BVI members who acquired 1,000,000 shares of your preferred stock as a result of the exchange.

The names of such BVI members have been added.  See page 51.

7.

Revise the diagram on page 3 (and on page 54) to reflect the ownership by Zhao Ming and Zhao Yao of Puda Coal.  Currently, it reflects only their ownership of Shanxi Coal.  Also, revise it to include Puda Resources Company.

The document has been revised as requested.  See page 49.  The red-lining has made the revised diagrams difficult to review.  We will also provide a hard copy of an unmarked SB-2.

Risk Factors, page 9

8.

Please further expand the following captions, "[t]he demand for our product is cyclical and is affected by industrial economic conditions, "[w]e may not be able to meet quality specifications required by our customers," and "[w]e are subject to currency fluctuations from our Chinese operations."  These captions describe a fact about your business but do not disclose the risks associated with such fact.

The captions have been expanded as requested.  See page 10, page 12 and page 22.

Tax Liability Payments, page 48

9.

Indicate the business reason for Resources Group to pay the Shanxi tax liabilities.

The business reasons for the agreement are now described.  See page 44.

Business, page 50

Intellectual Property, page 72

10.

Please disclose the duration of the licenses granted by Putai.

The duration of the license agreement has been inserted.  See page 66.

Selling Security Holders, page 32

Selling Security Holder Table

11.

We remind you that you must include prior to effectiveness all natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling security holders.

The names of such persons have been added to the Selling Security Holder Table, which begins on page 28.

12.

Please identify those selling security holders who are either broker-dealers or affiliates of a broker-dealer.

We have included the information to the extent that we currently have it.  We acknowledge we must provide this information prior to requesting effectiveness of our registration statement.  Granada Enterprises, Inc., Carmel Capital LLC and PG Ventures have not yet provided us with current information.  We note that none of these Selling Security Holders were listed as Brokers on the NASD web site based upon our searches.

13.

Explain to us footnote (6).  The footnote is cited in the table in relation to several individuals as well as Legend Merchant Group, Inc. and Garisch Financial Inc.  It also refers Timothy Keating.  Explain to us why you believe that the "Selling Security Holder is deemed an underwriter" rather than "is" an underwriter.  Also, tell us whether Mr. Keating is affiliated with Keating Securities who is discussed on page 50.

We have revised the language to state that such Selling Security Holders are underwriters.  See page 35.

Mr. Keating is affiliated with Keating Securities, and we have so indicated in the Selling Shareholders Table.  See page 36.

Please note that the persons identified as Broker Dealers or Affiliates of Broker-Dealers in the Selling Shareholders Table and who are not identified as underwriters in this offering have represented to the registrant in writing that they acquired their shares in the ordinary course and at the time of purchase had no agreements or understandings, directly or indirectly, with any party to distribute the securities.  As noted above, Granada Enterprises, Inc., Carmel Capital LLC and PG Ventures have not yet provided us with current information regarding their broker-dealer or affiliated status.

Officers and Directors, page 42

14.

Disclose when Zhao Ming became executive officer of Shanxi Liulin Jucai Coal

Industry Co., Limited.

Mr. Zhao is not an executive officer of the Shanxi Liulin Jucail Coal and the reference has been deleted. See page 39.

Principal Stockholders, page 43

15.

We note that the sum of the percentages of your common stock held by your officers and directors does not coincide with the percentage held by all executive officers and- directors as a group.  Please advise or otherwise reconcile the apparent inconsistency.

The number has been corrected.  See page 41.

Certain Relationships and Related Transaction, page 47

16.

We note your response to comment 46 and reissue the comment.  Disclose whether the terms of the following transactions or arrangements were equivalent to, or as favorable as, terms agreed upon in similar transactions with non-affiliates:

•

the Supply Agreement with Jucai Coal;

•

the agreement relating to the payment of tax Liabilities; and

•

the agreements with Keating Securities.

The disclosers have been made.  See page 44, page 45 and page 46.

17.

We note that you have removed the table of receivable and payables. Some of the information provided in that table does not appear to have been carried over the current disclosure.  Please advise why you determined that you were no longer required to include such information in the registration statement.

We do not believe that information has not been deleted.  We believe you are referring to the account receivable from Resources Group.  That account receivable represented the obligations to pay Shanxi Coal’s taxes pursuant to the Tax Agreement, which is described in the document.  You may also be referring to the account payable to Zhao Yao.  That account payable represented the obligation to pay for land use rights, which is discussed in the current document.  See pages 44 and 45.

Management's Discussion and Analysis or Plan of Operation. page 73

18.

We note your statement that your "liquidity will be adequate to satisfy [y]our obligations for the foreseeable future."  Please disclose whether you can satisfy your cash requirements for the remaining of the fiscal year.

We have added the disclosure.  See page 73.

Where You can Find Additional Information, page 88

19.

Please note that the current address of the SEC's Public Reference Room is 100 F St., N.E., Washington DC 20549.  Revise accordingly.

We have made the revision.  See page 79.

Recent Sales of Unregistered Securities

20.

Please disclose the exemptions you relied upon regarding the private sales completed in 2003 and 2004 and discuss the facts that made the exemptions available.

The disclosures have been made.  See pages II-4-II-5.

Undertakings

21.

We reissue comment 49. We note that Item 512 of Regulation S-B was recently amended.  See Securities Offering Reform, Release No. 33-8591.  Ensure your inclusion of all undertakings required by Item 512, as amended.

The undertaking section has been revised as requested.  See page II-9.

Report of Independent Registered Public Accounting Firm. page F-2

22.

We note that the audit opinion you filed does not contain the auditor's signature or City and State where issued.  Please provide an audit report that conforms to Rule 2-02(a)(2) and (3) of Regulation S-X.

The opinion included in this Amendment No. 2 includes the Signature and the City where issued.  See page F-2

Note 1. The Company. page F-25

23.

We are unable to locate your discussion concerning the ramifications to Puda Coal, Inc. should termination of the referenced agreements occur, as referenced in your response to prior comment 63 on page 24. Please provide a reference to the appropriate location where this information is disclosed .

A discussion of the effects of the termination of the agreements is included as a risk factor on page 8, and in the Business Section on page 50.

Note 2. Summary of Significant Accounting Policies. page F-9

(a)

Basis of Presentation and Consolidation

24.

We note that you consolidated the financial statements of Puda, BVI, Putai and Shanxi Coal.  We further note your disclosure on page 2 that "Although we do not own Shanxi Coal, under accounting principles generally accepted in the United States of America, or U.S. GAAP, Shanxi Coal is included in our consolidated financial statements because our contractual arrangements with that entity provide us with the risk and rewards associated with equity ownership and grant us control over it."  Based on this disclosure and the disclosure surrounding your consolidation policy, please address the following items:

•

Support your conclusion that your consolidation policy conforms with Rule 3A-02 of Regulation S-X.  In this regard, indicate why your financial presentation is most meaningful in the circumstances and address majority ownership considerations addressed by Rule 3A-02(a) of Regulation S-X.

Our consolidation policy conforms with Rule 3A-02 of Regulation S-X because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock. These means include the power to direct and cause the direction of management and policies of Shanxi Coal. The contractual relationship between Putai (a wholly-owned subsidiary of the Registrant, Puda Coal, Inc.) and Shanxi Coal gives the Registrant the control usually generated by majority ownership of voting stock. Consolidation is most meaningful since the control over Shanxi Coal provides the Registrant all its benefits from the control and therefore consolidation is necessary for a fair presentation of the financial position and results of operations of the Registrant.

•

Tell us how you evaluated your interest in Shanxi Coal to determine whether or not it should be consolidated under the guidelines of FIN 46(R) and what your evaluation, if any, concluded.

Since we decided to consolidate under Rule 3A-02, we did not rely on FIN46(R) considerations.

•

Indicate the length of the contractual term between the controlling entity (i.e. Puda) and the controlled entity (i.e. Shanxi Coal) under the contractual arrangements in place.

The length of the contractual arrangements between Shanxi Coal and Putai (a wholly-owned subsidiary of Puda Coal, Inc.) is 10 years from June 24, 2005 and it shall be automatically renewed for additional 10 years upon expiration.

•

Confirm, if true, that the contractual arrangements are not terminable by the controlled entity, except for gross negligence, fraud, or other illegal acts or bankruptcy of the controlling entity or otherwise advise.

The contractual arrangements are not terminable by Shanxi Coal.

•

Confirm, if true, that the controlling party has exclusive authority of all decision-making of ongoing major, or central operations, including establishing compensation levels and hiring and firing of key personnel or otherwise advise.

Putai has exclusive authority over all major on-going decisions for Shanxi Coal’s central operations, including establishing compensation levels and hiring and firing of key personnel.

•

Confirm, if true, that the controlling party has a significant financial interest in the controlled party that it may transfer without limitation or otherwise advise.

Pursuant to the Exclusive Option Agreement, Putai (the Registrant’s subsidiary) has the exclusive right and option to acquire all of the registered capital of Shanxi Coal.

•

Confirm, if true, that the controlling party has the right to receive income, both ongoing and as proceeds from the sale of its interest, in an amount that fluctuates based on the performance of the operations of the controlled entity and change in its fair value or otherwise advise.

Putai has the right to receive all the operating cash flows of Shanxi Coal.

Note 9. Common Stock, page F-16

25.

Please reconcile the amount you show in the line item "Outstanding shares as at July 15, 2005 prior to the reorganization" totaling 59,000,000, with that previously disclosed in footnote 7 of 58,000,000.  In this regard, we note your response to prior comment 59, where you indicate that "The Financial Statements have been revised to remove the references to these shares."  Please expand on your response as it is unclear why you removed these shares from your presentation.

The reconciliation is as follows:

         No. of shares

Outstanding shares as at January 1, 2005

58,000,000

Issue of shares on April 4, 2005**

 1,000,000

Outstanding shares as at July 15, 2005

59,000,000

**On April 4, 2005, 1,000,000 shares of the Company's common stock were issued to a financial consulting firm as compensation for services, valued at $10,000.

In the previous financial statements, the issuance of 1,000,000 shares was presented in the statements of changes in equity as 100,000 shares, after net of effect of 1:10 reverse stock split.

Note 18. Options, page F-20

26.

It appears that you need to expand your footnote disclosures to include the information required by paragraphs 45 through 48 of SFAS 123.

SFAS 123.45: As the options were issued prior to the dates of the Income Statements, they would not have been recognized in the income statements if the fair value method had been used. Therefore, SFAS 123.45 is not applicable.

SFAS 123.46: The Company does not have any stock-based compensation plan. These options were just one-time issuances.

SFAS 123.47 a.: The following summarizes the share option transactions during the years presented:

	Number of options	Weighted average exercise price
$
Options outstanding at December 31, 2003

(after adjusting for the 1 for 10 reverse stock split)	165,000	0.92
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-
Options outstanding at December 31, 2004	165,000	0.92
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-
Options outstanding at December 31, 2005	165,000	0.92

SFAS 123.47 b. c. d.: As there were no options issued during the years ended December 31, 2005 and 2004, these provisions are not applicable to the Company.

SFAS 123.47 e.: No compensation cost is recognized in the income statements for stock-based employee compensation awards for the years ended December 31, 2005 and 2004.

SFAS 123.47 f.: There were no significant modifications of outstanding awards during the years ended December 31, 2005 and 2004.

SFAS 123.48: The weighted-average remaining contractual life of the options outstanding at December 31, 2005 and 2004 are 1 and 2 years respectively, and all the options outstanding are currently exercisable.

Note 19. Retirement Benefits, page F-21

27.

It appears that you need to expand your footnote disclosures to include the information required by paragraph 5 of SFAS 132(R).

Paragraph 5 of SFAS 132(R) does not apply as it covers defined benefit plans and Note 19 describes a defined contribution plan which complies with SFAS132(R).11.

Note 23. Unaudited Condensed Financial Information of Registrant, page F-23

28.

We note that your presentation of parent only financial information, in response to prior comment 20, includes an unaudited condensed balance sheet as of

September 30, 2005 and an unaudited statement of operations and cash flows for the period from July 15,2005 to September 30,2005.  Please note that this presentation does not appear to meet the requirements of Rule 12-04 of Regulation S-X.  In this regard, you are required to present "condensed financial information as to financial position, changes in financial position and results of operations of the registrant as of the same dates and for the same periods for which audited consolidated financial statements are required." Please revise your presentation accordingly.

The parent only financial information before July 15, 2005 was deemed not meaningful as Puda Coal, Inc. (formerly Purezza Group Inc.) was an unrelated shell at that time. Furthermore, such financial information was already filed in the previous 10K-SB and 10Q-SB of Purezza.

Very truly yours,

HODGSON RUSS LLP

By: s/Janet N. Gabel
        Janet N. Gabel